

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 23, 2008

Mr. Lianjun Luo
Kiwa Bio-Tech Products Group Corp
310 N. Indian Hill Blvd., #702
Claremont, California 91711

> **Re:** **Kiwa Bio-Tech Products Group Corp**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed March 26, 2008**
> **File No. 000-33167**

Dear Mr. Luo:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief